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Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.      )

VYSIS, INC.
(Name of Subject Company)

VYSIS, INC.
(Name of Persons Filing Statement)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

928961101
(CUSIP Number of Class of Securities)

John L. Bishop
President and Chief Executive Officer
Vysis, Inc.
3100 Woodcreek Drive
Downers Grove, Illinois 60515-5400
(630) 271-7000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Douglas N. Cogen, Esq.
John W. Kastelic, Esq.
Fenwick & West LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 494-0600

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

    (a)  Name and Address.  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Schedule 14D-9") relates is Vysis, Inc., a Delaware corporation ("Vysis" or the "Company"). The address of the principal executive offices of Vysis is 3100 Woodcreek Drive, Downers Grove, Illinois 60515-5400. Vysis' telephone number at its principal executive offices is (630) 271-7000.

    (b)  Securities.  The title of the class of equity securities is the common stock, $0.001 par value per share, of Vysis ("Common Stock" or the "Shares"). As of October 24, 2001, there were 10,291,789 shares of Common Stock outstanding.

Item 2.  Identity and Background of Filing Person.

    (a)  Name and Address.  The filing person is the subject company. Vysis' name, business address and business telephone number are set forth in Item 1(a) above.

    (b)  Tender Offer.  This Schedule 14D-9 relates to the tender offer by Rainbow Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase all of the issued and outstanding Shares held by Vysis' stockholders at $30.50 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2001 ("Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser and Abbott with the Securities and Exchange Commission ("SEC") on October 31, 2001.

    The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of October 24, 2001, among Abbott, Purchaser and Vysis (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into Vysis (the "Merger"). On completion of the Merger, Vysis will continue as the surviving corporation and become a wholly-owned subsidiary of Abbott. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by Abbott, Purchaser, or Vysis or any of their respective subsidiaries) will be converted into the right to receive the Offer Price.

    The Schedule TO states that the principal executive offices of Abbott and Purchaser are located at 100 Abbott Park Road, Abbott Park, Illinois 60064-6400. Abbott's and Purchaser's telephone number at their principal executive offices is (847) 937-6100.

    All information in this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference concerning Purchaser or Abbott, or actions or events with respect to either of them, was provided by Purchaser or Abbott, respectively. Information contained in this Schedule 14D-9 with respect to Vysis and its advisors has been provided by Vysis.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

    Except as set forth in this Item 3 or incorporated in this Schedule 14D-9 by reference, to the knowledge of Vysis, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between Vysis or its affiliates and (a) Vysis' executive officers, directors or affiliates; or (b) Purchaser's executive officers, directors or affiliates. Certain contracts, agreements, arrangements or understandings between Vysis or its affiliates and certain of its directors and executive officers are described in the Information Statement that is attached as Annex A to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference (the "Information Statement"). The Information Statement is being furnished to Vysis' stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 under the Exchange Act in connection with Abbott's right (after the closing of the Offer) to designate persons to be appointed to Vysis' Board of Directors (the "Board") other than at a meeting of the stockholders of Vysis. In considering the recommendations of the Board, Vysis' stockholders should be aware that certain members of the Board and certain of Vysis' officers have interests in the Merger and the Offer that are described in this Schedule 14D-9 and in the Information Statement incorporated by reference in this Schedule 14D-9. These interests may present them with conflicts of interest.

  The Merger Agreement

    The summary of the material terms of the Merger Agreement and the statement of the conditions to the Offer in Sections 11 and 15, respectively, of the Offer to Purchase are incorporated in this Schedule 14D-9 by reference. The summary and description of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

  The Stockholder Agreement

    As a condition and inducement to Abbott's and Purchaser's entering into the Merger Agreement, the majority stockholder of Vysis, Amoco Technology Company, a Delaware company (the "Majority Stockholder") and a wholly-owned subsidiary of BP America Inc. ("BP America"), who beneficially owns 6,662,682 Shares or approximately 64.7% of Vysis' outstanding Shares, concurrently with the execution and delivery of the Merger Agreement entered into the Stockholder Agreement, dated as of October 24, 2001, with Abbott and the Purchaser (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, the Majority Stockholder committed irrevocably to tender its Shares in the Offer and to grant a proxy with respect to voting its Shares in favor of the Merger. BP America also agreed to indemnify Abbott, Purchaser and Vysis against any tax liabilities of BP America and its affiliates (other than Vysis) related to any taxable period prior to the Effective Time, any tax liabilities of Vysis for any taxable period prior to February 10, 1998, and any fees or expenses payable by Vysis to any other investment bank or financial advisor other than Wachovia Securities (a trade name of First Union Securities, Inc.) ("Wachovia") or Goldman, Sachs & Co.

    The more detailed description of the Stockholder Agreement included in Section 11 of the Offer to Purchase is incorporated in this Schedule 14D-9 by reference. The summary and description of the material terms of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

  Effects of the Offer and the Merger under Vysis Stock Plans and Certain Other Agreements Between Vysis and its Executive Officers

    Vysis' President and Chief Executive Officer, who is also a member of the Board, has interests in the transactions contemplated by the Merger Agreement that are in addition to his interests as a Vysis stockholder generally as described more fully below in this Item 3. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

    Treatment of Stock Options.  Under the Vysis 1996 Stock Incentive Plan, 1998 Long Term Incentive Plan and 2001 Long Term Incentive Plan (collectively, the "Plans"), if there is a change in control of Vysis, which would include the Offer and the Merger, all outstanding stock options will accelerate and become fully vested and exercisable. Notwithstanding the foregoing, the terms of the specific option grant agreements made under the 2001 Long Term Incentive Plan to date provide that only twenty-five (25%) of the issued and outstanding options will accelerate and become fully vested and exercisable upon a change of control. Before the Effective Time, each option to purchase Shares granted pursuant to Vysis' Plans ("Options") may be exercised to the extent the Option is exercisable. At the Effective Time, all outstanding Options granted under any Vysis Plan or otherwise, to the extent vested and exercisable, shall be canceled and converted into the right to receive a cash payment per Share by Vysis following the Effective Time of an amount equal to difference between the Offer Price and the per Share exercise price of the Option to the extent such difference is a positive number. Any payment will be subject to all applicable tax withholding requirements.

    Retention Agreements and Severance Program.  In order to encourage employees to remain employed with the Company during a period of transition which could result in a change in control following the Majority Stockholder's announcement that it was evaluating alternatives for the divestment of its Vysis Shares, on August 8, 2001, the Board adopted and approved a Severance Program and authorized Vysis to enter into retention agreements with certain key employees. Following such approval, Vysis entered into retention agreements with each of John Bishop, President and Chief Executive Officer; John Sluis, Senior Vice President and Chief Financial Officer; Paul Steuperaert, President, European Operations; Steven Seelig, Senior Vice President, Research and Development and Chief Medical Officer; Robert Koska, Senior Vice President, Sales and Marketing; William E. Murray, Vice President and General Counsel; and Russell Enns, Vice President, Regulatory Affairs (collectively, the "Named Executive Officers"), the form of which is attached hereto as Exhibit (e)(4). Under these agreements, each Named Executive Officer is entitled to receive a retention bonus equal to between six (6) and twelve (12) months of such Named Executive Officer's annual base salary (i.e., not including any bonus or incentive payments or other types of compensation) if they remain employed by Vysis for a period of at least ninety (90) days after a change in control. If any Named Executive Officer is terminated after a change in control for any reason other than for cause, such Named Executive Officer's retention bonus will become immediately due and payable. The maximum aggregate liability of the Company under the Retention Agreements for all Named Executive Officers is $1,039,654.

    Pursuant to the Vysis Severance Program each of the Named Executive Officers (excluding Mr. Steuperaert) are entitled to receive severance payments in the event that their employment is actually or constructively terminated after a change in control and before August 17, 2002. Under the Severance Program, each Named Executive Officer is entitled to receive a salary continuation benefit ("Salary Continuation Benefit") to be paid in a lump sum equal to between seventy-eight and one hundred fifty-six weeks (the "Salary Continuation Period") of such Named Executive Officer's annual base salary (i.e., not including any bonus or incentive payments or other types of compensation). In addition, such Named Executive Officers will be eligible to continue to participate in the Company's group medical plan on the same terms and conditions as similarly situated active employees through the Salary Continuation Period applicable to such Named Executive Officer. The maximum aggregate liability of the Company under the Severance Program with respect to all Named Executive Officers for the Salary Continuation Benefit is $2,507,500.

  Effects of the Offer and the Merger With Respect to Vysis' Board of Directors

    Director and Officer Indemnification; Insurance.  To the extent provided in Vysis' charter documents and the DGCL in effect on the date of the Merger Agreement, Abbott and the surviving corporation will indemnify and hold harmless Vysis' current and former directors and officers (the "Indemnified Persons") for acts or omissions occurring on or before the Effective Time. Any such indemnification obligation will extend for a period of not less than six (6) years after the Effective Time or until claims asserted within the six (6) year period are finally resolved. In addition, Abbott will cause Vysis to maintain its existing directors' and officers' insurance and indemnification policy for the Indemnified Persons (the "D&O Insurance") or if the existing D&O Insurance expires or is cancelled during such period use its reasonable best efforts to obtain D&O Insurance on terms and conditions substantially similar to Vysis' policy existing on the date of the Merger Agreement. Abbott's obligation to cause the D&O Insurance to be maintained extends for six (6) years after the Effective Time, but Abbott is not be required to expend, in order to procure or maintain such D&O Insurance, an amount in excess of 200% of the last annual premium that Vysis paid for such coverage. If the annual insurance premium exceeds this threshold, Abbott will cause Vysis to purchase as much coverage as possible for such amount.

    For additional discussion of the indemnification and insurance provisions of the Merger Agreement, see Section 11 "The Merger Agreement" in the Offer to Purchase, a copy of which is incorporated by reference herein.

Item 4.  The Solicitation or Recommendation.

  Recommendation of the Board

    At a meeting held on October 23, 2001, the Vysis Board, by a vote of nine directors in favor and two directors opposed, determined that the Merger Agreement, including the Offer, the Merger and the transactions contemplated by the Merger Agreement, were fair to and in the best interests of, Vysis and its stockholders and voted to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and recommend that Vysis' stockholders accept the Offer and tender their Shares in the Offer.

    A letter to Vysis' stockholders communicating the Board's recommendation is filed as Exhibit (a)(2), and is incorporated herein by reference.

  Background of the Offer

    In August 2000, senior representatives of Abbott contacted the Company to explore a possible research and marketing collaboration relating to the Company's cancer detection products and related technology. Over the next few months, representatives of Vysis and Abbott held discussions regarding potential strategic collaborations between the companies, eventually focusing on an agreement for the exclusive distribution by Abbott of Vysis' PathVysion® and Vysis UroVysion assay products.

    On November 10, 2000, Messrs. Bishop, John Sluis, Senior Vice President and Chief Financial Officer of Vysis, and Walter R. Quanstrom, Ph.D., Chairman of the Board of Vysis, met with representatives of BP, including Messrs. William Hutchinson, Group Vice-President of BP p.l.c. ("BP"), Ron Swanson, Vice President Mergers & Acquisitions, Dennis Kelleher, Manager Mergers & Acquisitions and Douglas Reistroffer, Corporate Attorney, to discuss BP's investment in Vysis. At the meeting, Mr. Hutchinson advised Vysis that BP was meeting with investment banks to select a financial advisor to assist BP in deciding what steps to take, if any, with respect to its equity stake in Vysis. Mr. Bishop requested that representatives of BP meet further with Vysis to more fully discuss BP's intentions with respect to Vysis and another meeting was scheduled for December 21, 2000.

    Thereafter, in a letter dated December 18, 2000 from Mr. Kelleher to Mr. Bishop, Mr. Kelleher advised Mr. Bishop that while BP had not decided on any particular course of action, BP had engaged UBS Warburg LLC ("UBS") to act as BP's financial advisor in evaluating options with respect to its investment in Vysis.

    On December 21, 2000, representatives of Vysis met with representatives of BP in Chicago, Illinois to discuss the status of BP's investment in Vysis. BP reiterated that it had made no determination with respect to any disposition of its investment and that it was continuing to evaluate all options, including continuing to hold its Shares of Vysis.

    On February 1, 2001, representatives of UBS visited the Downers Grove, Illinois headquarters of Vysis where Vysis' management gave a presentation on the Company's technology platform, products, operations, research and development and financial results. In addition, Vysis provided UBS with copies of and discussed with UBS representatives the Company's five-year business plan. In connection with the Vysis presentation to UBS, UBS executed a confidentiality agreement with Vysis dated February 1, 2001 regarding information provided by Vysis in connection with UBS' evaluation of the Company.

    Culminating negotiations that had continued since October 2000, on March 30, 2001, Vysis and Abbott entered into a distribution and supply agreement that granted to Abbott distribution rights to Vysis' PathVysion® and Vysis UroVysion assay products on an exclusive basis, initially in North America and Europe, with an exclusive option for distribution in Asia/Pacific (except Japan) and South America.

    On or about April 13, 2001, Mark Shaffar, Director, Technology Acquisitions, of Abbott telephoned Mr. Bishop, to advise him that Abbott was potentially interested in acquiring Vysis.

    On April 17, 2001, Vysis and Abbott executed a confidentiality agreement whereby Abbott agreed to hold in confidence information provided by the Company to Abbott in connection with Abbott's evaluation of a possible acquisition of the Company. Following execution of this confidentiality agreement, Vysis provided Abbott with certain information regarding the Company.

    On May 3, 2001, Messrs. Bishop, Sluis and William E. Murray, Vice President and General Counsel, of Vysis, and Messrs. Kelleher and Swanson of BP, met with Mr. Shaffar and other representatives of Abbott in Lincolnshire, Illinois. At the meeting, Messrs. Bishop, Sluis and Murray made a presentation to the Abbott representatives describing the technology platform, products, business and operations of Vysis.

    On May 8, 2001, at a regular Board meeting, Mr. Bishop discussed with the Vysis Board Abbott's inquiry and reviewed for the Board the presentation made by the Company to Abbott on May 3.

    At a meeting held on May 31, 2001, Messrs. Bishop, Sluis, Murray and Quanstrom met with Rob Day, Vice President Mergers and Acquisition and Tony Hayward, Group Vice President Finance, of BP to discuss BP's intentions with respect to its investment in Vysis. At that meeting, BP stated that it was continuing to evaluate its position and that no determination had been made as to what action might be taken with respect to its Shares.

    On June 26, 2001, Messrs. Bishop, Sluis, Murray and Quanstrom of Vysis met with Messrs. Kelleher and Reistroffer of BP in Chicago, Illinois. Also attending the meeting were representatives of Vysis' outside legal counsel, UBS, and legal counsel to UBS. At the meeting, BP indicated to Vysis management that BP desired to explore disposing of its investment in Vysis and that it was proposing a dual track process to do so comprised of: (i) having Vysis file a registration statement on Form S-3 registering for sale 3,000,000 shares of BP's Vysis Common Stock, and (ii) authorizing UBS to solicit parties interested in purchasing BP's Shares. The parties also discussed soliciting potential interest for an acquisition of all of the Shares. Vysis requested that any solicitations of interest be made with particular discretion and in conjunction with appropriate non-disclosure and confidentiality agreements.

    On June 29, 2001 and continuing thereafter through July, representatives of BP and Vysis and their respective legal and financial advisors met and conferred on numerous occasions to organize and prepare for filing the Company's registration statement on Form S-3.

    On July 10, 2001, a special meeting of the Vysis Board was held by teleconference. In addition to the members of the Board, the meeting was attended by Mr. Kelleher of BP and legal counsel to Vysis. At the meeting, Mr. Kelleher reviewed BP's planned filing of an amendment to its Schedule 13D. The Board reviewed the projected timing for a strategic divestment of BP's holdings in Vysis, including through a registered public offering or an acquisition transaction and directed management to cooperate with BP in the registration and/or sale of its Shares.

    On July 11, 2001, the Majority Stockholder and its parent companies, BP Corporation North America Inc. and BP America, and its ultimate parent company, BP, filed an Amendment No. 2 to their Schedule 13D reporting ownership of Vysis Shares. In the amendment, the Majority Stockholder and BP reported that they had determined that the Majority Stockholder's investment in Vysis was no longer strategic and that the Majority Stockholder and BP were evaluating alternatives for the divestment of all or a portion of the Majority Stockholder's holdings in Vysis, including (i) a sale of Shares involving a privately negotiated transaction, (ii) an underwritten public offering, (iii) a merger or other strategic transaction involving Vysis, or (iv) any other form of transaction, but that such a sale would be entered into only if a satisfactory transaction could be obtained.

    During July 2001, UBS worked with Vysis' management to prepare a confidential information memorandum that described Vysis, its technology platform, products, market, collaborations,

competition, business plan and financial performance. In addition, UBS consulted and met with the management of Vysis to identify parties that might be interested in acquiring Vysis.

    On July 18, 2001, the Vysis Board held a special meeting at which the Board approved the preparation and filing of a registration statement on Form S-3 to register for sale 3,000,000 shares owned by the Majority Stockholder and 1,000,000 shares to be issued by the Company. The Board was also advised that expressions of interest for the purchase of the Majority Stockholder's Shares, and all of the Shares of Vysis, had been received by BP from two parties, including Abbott.

    From July 28 through August 2001, UBS contacted approximately twenty-one prospective strategic and financial partners that UBS and the Company had identified, including Abbott, to determine their potential interest in an acquisition transaction with Vysis. During this period, UBS and BP kept Vysis management informed and Vysis management reported on the details of these contacts to the Board.

    On August 7, 2001, Vysis filed with the SEC a registration statement on Form S-3 registering for sale up to 4,600,000 shares of Common Stock of Vysis, including up to 3,600,000 Shares (including the over-allotment option) owned by the Majority Stockholder.

    During August and continuing through September 2001, UBS continued discussions with parties potentially interested in acquiring Vysis. Those parties who agreed to enter into a confidentiality agreement with Vysis were supplied with the confidential information memorandum. Parties to whom the confidential information memorandum were furnished were advised to submit their non-binding indications of value for Vysis so that BP and Vysis could evaluate whether to continue soliciting interest in an acquisition transaction.

    On August 8, 2001, the Vysis Board met at a regularly scheduled meeting. In attendance was Mr. Kelleher of BP who updated the Board on BP's efforts with respect to disposing of its interest in Vysis, including a review of contacts made on behalf of BP by UBS with potentially interested parties.

    On August 21, 2001 Abbott submitted to UBS a non-binding written indication of interest to acquire all of the outstanding shares of Vysis Common Stock for an offer price of between $28 and $32 per Share in cash, subject to, among other things, the Majority Stockholder agreeing to tender all of its Shares. In addition, Abbott and Vysis amended their April 17, 2001 confidentiality agreement to make the confidentiality obligations reciprocal so that Abbott could supply the Company with its confidential information.

    On August 29, 2001, a special meeting of the Vysis Board was convened to review with representatives of BP and UBS the expression of interest received from Abbott and the status of the contacts with other parties potentially interested in a combination transaction with Vysis. The Board then discussed, authorized and approved retaining Wachovia as the Company's financial advisor in connection with any proposed acquisition transaction. In a letter agreement dated August 30, 2001, Vysis retained Wachovia to serve as its financial advisor in any acquisition transaction and to consider various financial and strategic alternatives available to Vysis.

    Following discussions among UBS, Wachovia and Abbott regarding Abbott's interest in the Company, on September 13 and 14, 2001, the management of the Company made a presentation to representatives of Abbott and their financial and legal advisors in Chicago, Illinois. At this time, representatives of Abbott and their financial and legal advisors were also given access to documents of the Company assembled for potential bidders' due diligence review.

    Following the Company's presentation on September 13 and 14, 2001 and through October 12, 2001, Abbott and its representatives continued to review and discuss with the management of the Company its business and financial condition.

    On September 18, 2001, representatives of Abbott met with the management of Vysis' at Vysis' facilities in Downers Grove, Illinois. At this meeting, Vysis management responded to Abbott's questions regarding the Company's operations.

    On September 19, 2001, UBS and Wachovia delivered to the companies (including Abbott) who had expressed an interest in a business combination transaction with Vysis, an invitation to submit definitive proposals to acquire all outstanding Shares of Vysis, which set forth the procedures by which Vysis would entertain proposals. The bid procedures letter was forwarded together with alternate forms of merger agreements providing for an all cash tender offer and a stock-for-stock exchange offer. The bid procedures letter asked that potential bidders submit binding proposals to Wachovia by September 28, 2001. Concurrent with the delivery of this bid procedures letter, UBS and Wachovia advised interested parties that the Company would make available in Chicago Vysis documents for due diligence review.

    On September 20, 2001, in a teleconference call with representatives of Vysis, BP, UBS, Wachovia and legal counsel to Vysis, the parties discussed the merits of extending the time for submission of offers pursuant to the process set forth in the bid procedures letter. The representatives considered the potential impact on the evaluation and bidding process of the September 11 terrorism events in New York City and Washington, D.C., as well as the expressed desire of one potentially interested party for more time to evaluate whether it would make an offer. The Company and its advisors determined to extend the date for submission of proposals to October 12, 2001, and on September 21, 2001 UBS and Wachovia contacted parties with this information.

    On October 1, 2001 the Vysis Board held a meeting to review the status of the solicitation process. A representative of the Company's special legal counsel reviewed with the Board the transaction process and related timing considerations and the fiduciary responsibilities of the Board in considering a business combination transaction. Representatives of Wachovia provided the Board with an overview of valuation methods for the Company. Vysis management reviewed with the Board the Company's financial performance and operations, including the business opportunities and risks in the Company's five-year strategic business plan. Representatives of Wachovia indicated that it was their view that the transaction solicitation process thus far had been properly designed and executed in order to identify all potentially interested parties and maximize the opportunities for such parties to participate in the process and ultimately to make a bid.

    On October 2, 2001, Abbott delivered a preliminary mark-up of the Company's form of merger agreement and a draft form of stockholder agreement to be entered into with the Majority Stockholder and BP which provided that the Majority Stockholder would tender (and not withdraw) all of its Shares in the Offer and indicated their intention to submit a final bid on October 12, 2001.

    On October 8, 2001, Vysis issued a press release reporting that it expected to exceed its previously stated third quarter recurring operating earnings estimates. At Abbott's request, on October 9, 2001, Messrs. Bishop, Sluis and Murray, together with financial and legal advisors for the Company, participated in a conference call with Abbott and representatives of Goldman, Sachs & Co., Abbott's financial advisor, to respond to additional due diligence questions.

    On October 12, 2001, the due date for submission of proposals pursuant to the bid procedures letter, Wachovia received from Abbott a proposal to acquire all Vysis shares structured as an all-cash tender offer, to be followed by a merger, with an acquisition price of $28.50 per share, subject to the approval of the companies' respective Boards of Directors, the negotiation of definitive transaction documents, and the agreement by the Majority Stockholder to tender into the offer all of its Shares. The proposal was accompanied by a revised mark-up of the proposed merger agreement. No other party submitted an acquisition proposal.

    On October 15, 2001 the Vysis Board held a special meeting to consider the Abbott proposal. At the meeting, the Board reviewed the contacts made with the other potentially interested companies and the results of those contacts. Wachovia and UBS confirmed that no parties other than Abbott expressed an interest in making a bid proposal. The Board reviewed with its financial and legal advisors the terms and conditions of the Abbott proposal. At this meeting, the Board also considered other strategic alternatives, including not entering into an acquisition transaction with any party. After lengthy discussion, the Board rejected Abbott's offer of $28.50 per share as inadequate and authorized that the same be reported to Abbott and its financial advisor and to initiate negotiations focused on potentially improving the Abbott offer.

    On October 16, 2001, Wachovia and UBS contacted Goldman Sachs to advise Abbott that the Board had rejected Abbott's offer of $28.50 per share.

    On October 17, 2001 Abbott submitted a revised proposal to acquire all shares of Vysis for $30.00 per Share in cash, or under certain circumstances, $30.50 per Share in cash, in each case, conditioned upon the same terms included in Abbott's October 12, 2001 proposal.

    On October 17 and 18, members of Vysis' management began consideration and evaluation of the terms of the revised offer with the Company's legal and financial advisors. Mr. Bishop informally contacted members of the Board to solicit their reaction to the improved terms of the Abbott offer and, based upon favorable reaction received, called a special meeting of the Board to consider the revised proposal.

    On the afternoon of October 19, 2001 the Vysis Board convened a special meeting to consider Abbott's revised offer. The Board reviewed with Wachovia the financial terms of the revised offer, and with its legal advisors the significant open issues reflected in Abbott's comments on the proposed form of merger agreement. Following lengthy discussion, the Board, by a vote of eight directors in favor and two directors opposed (with one director not in attendance at the meeting), authorized its financial and legal representatives to continue negotiations with Abbott and its representatives regarding definitive transaction agreements, and to present the results of such negotiations for consideration by the Board. Following the October 19, 2001 Board meeting, legal counsel for Vysis delivered to Abbott's counsel a revised draft of the merger agreement.

    From October 20, 2001 through October 23, 2001, representatives of Vysis and Abbott and their respective legal counsel negotiated specific terms and provisions of the proposed transaction agreements, including the conditions to closing of the offer, the interim covenants, the non-solicitation provisions, the provisions regarding regulatory approvals and the circumstances under which the parties could terminate the merger agreement. Concurrently with such negotiations, representatives of BP and Abbott and their respective legal counsel negotiated the terms of the stockholder agreement to be entered into among BP America, the Majority Stockholder, Abbott and Purchaser.

    On October 23, 2001 Vysis' Board held a special meeting to consider Abbott's revised offer. Vysis' legal counsel reviewed in detail the principal terms of the proposed definitive merger agreement and related agreements, including the proposed stockholder agreement, and responded to questions by the Board. Wachovia reviewed with the Board its financial analysis of the revised offer and then delivered its oral opinion, subsequently confirmed in writing, that, as of such date, the consideration to be received by the stockholders of Vysis (other than the Majority Stockholder) pursuant to the Merger Agreement was fair from a financial point of view. Following discussion, the Vysis Board, by a vote of nine directors in favor and two directors opposed, determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of, Vysis and its stockholders, and voted to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and to recommend that Vysis' stockholders accept the Offer and tender their shares in the Offer.

    Following the Vysis Board meeting, representatives of Vysis and Abbott met to finalize the transaction documentation. Subsequent to these meetings, the Merger Agreement was executed by Vysis, Abbott and Purchaser, and the Stockholder Agreement was executed by BP America, the Majority Stockholder, Abbott and Purchaser.

    Prior to the opening of trading on the Nasdaq National Market on October 24, Vysis and Abbott issued a joint press release announcing their execution of the Merger Agreement.

    On October 31, 2001, Abbott commenced the Offer.

  Reasons for the Recommendation of the Board.

    In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Vysis Common Stock accept the Offer and tender their Shares pursuant to the Offer, the Board consulted with Vysis' senior management and legal and financial advisors, and considered a number of factors including, but not limited to, the following:

  (1)
  The terms and conditions of the Offer and the Merger Agreement, including the fact that the proposed Offer Price represents a premium of approximately 33% over the closing price of Vysis' Common Stock on The Nasdaq Stock Market of $23.00 on October 23, 2001 (the last full trading day prior to the announcement of the Offer and the Merger), a premium of approximately 44% over the $21.17 average closing price during the prior 30-day period, and a premium of approximately 34% over the $22.79 average closing price during the prior 90-day period.

  (2)
  The high likelihood of consummation of the Offer and the Merger pursuant to the Merger Agreement in light of the Stockholder Agreement, the reputation and financial capabilities of Abbott, and the conditions to the parties' respective obligations under the Merger Agreement, including the limited ability of Abbott and Purchaser to terminate the Offer or the Merger Agreement.

  (3)
  The fact that the Offer and Merger provide for each Vysis stockholder to receive the same Offer Price per share as the Majority Stockholder, and that any "control premium" allocable to the Majority Stockholder's Shares is being provided to the Company's other stockholders as well.

  (4)
  The financial condition, results of operations and cash flows of Vysis, including Vysis' prospects as an independent company.

  (5)
  The ability of and likelihood that Vysis would be able to successfully and fully execute on the Company's five-year business plan.

  (6)
  The inability of existing Vysis shareholders to participate in the potential growth of the Company following its acquisition by Abbott.

  (7)
  The Board's determination that, as compared with Vysis' alternatives (including the possibility of making a series of strategic acquisitions, entering into a strategic partnership with a larger company and continuing as an independent company), a sale of Vysis would allow stockholders to immediately realize financial benefits with greater certainty.

  (8)
  The trading history of the Shares since Vysis' initial public stock offering on February 10, 1998, the number of issued and outstanding Shares held by persons other than the Majority Stockholder, the average daily trading volume of the Common Stock on the Nasdaq Stock Market, the limited ability of Vysis to obtain financial analyst coverage due to the limited "float" of the Common Stock, and a comparison of the trading history for the Common Stock with the stock trading histories of other companies in the biotech, pharmaceutical and healthcare industries and stock market indices that were deemed relevant.

  (9)
  The prices and premiums paid in acquisitions of comparable companies in the biotech, pharmaceutical and healthcare industries.

  (10)
  The current and prospective conditions and trends in the business sectors in which Vysis competes, in particular, the resources available to Vysis compared with Vysis' competitors, including the risks of competing against companies with significantly greater resources than Vysis.

  (11)
  The ability of Vysis to maintain gross profit margins as competitors recognize the market opportunities that the Company is developing.

  (12)
  The changing regulatory environment applicable to the Company's business.

  (13)
  The changing political environment which governs healthcare policy and adoption rates in the medical community and insurance reimbursement schedules for products such as those sold by the Company.

  (14)
  The inherent difficulties in and time required to build an effective distribution infrastructure for the Company's products domestically and internationally to grow market share.

  (15)
  The Board's desire to enable the stockholders of Vysis to achieve liquidity with respect to all of their investment in Vysis at a fair price and the Board's conclusion that the proposed Merger Agreement with Abbott was the best way to achieve such liquidity in the near future, without incurring the transaction costs typically associated with open market sales.

  (16)
  The process leading to the Offer and the Merger and the fact that not less than twenty-one persons were contacted regarding a possible acquisition transaction with Vysis; that representatives of Vysis and the Majority Stockholder had preliminary discussions with a number of parties about the possible acquisition of Vysis, and the solicitation of competing bids for the Company, including a two week extension of time in which bids were permitted to be submitted, no party other than Abbott presented Vysis with an acquisition proposal.

  (17)
  The fact that following the rejection by the Board of the initial offer submitted by Abbott, Abbott resubmitted a bid increasing the Offer Price from $28.50 to eventually $30.50 per Share.

  (18)
  The Board's judgment that considering the extended arm's-length negotiations with Abbott, that the Offer Price represented the highest price that Purchaser would be willing to pay in acquiring the Shares.

  (19)
  The opinion, dated October 23, 2001, of Wachovia to the Board as to the fairness to Vysis' stockholders (other than BP and its affiliates), as of the date of the opinion, from a financial point of view, of the $30.50 per Share cash consideration to be received in the Offer and the Merger by Vysis' stockholders. The full text of the written opinion of Wachovia dated October 23, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Wachovia, is attached hereto as Annex B and is incorporated herein by reference. The opinion of Wachovia is directed only to the fairness, from a financial point of view, of the $30.50 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than BP and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matters relating to the Offer or the Merger. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

  (20)
  The fact that the Offer and the Merger provide for a prompt cash tender offer for all to be followed by the Merger for the same consideration, thereby enabling Vysis stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

  (21)
  The fact that Abbott's and Purchaser's obligations under the Offer are not subject to any financing condition, and the financial resources of Abbott to consummate the Offer and the Merger.

  (22)
  The terms and conditions of the Stockholder Agreement pursuant to which the Majority Stockholder, which beneficially owns in the aggregate approximately 64.7% of the issued and outstanding Common Stock of Vysis, would agree, among other things, to tender their Shares in the transaction and vote its Shares in favor of the Merger and the Merger Agreement.

    The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the variety of factors considered in connection with its evaluation of the offer and the merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

    Two members of the Vysis Board, Thomas E. Dewey, Jr. and Dr. Walter R. Quanstrom, voted against approval of the Merger Agreement, the Offer and the Merger. In so voting, Messrs. Dewey and Quanstrom stated their view that while they believed that Abbott was the best possible strategic partner for the Company, its employees and technology, the Offer Price of $30.50 did not appropriately reflect the potential future value of the Company.

  Intent to Tender

    After reasonable inquiry and to Vysis' knowledge, each executive officer and director of Vysis currently intends to tender all Shares held of record or beneficially owned by such person to Purchaser in the Offer, except to the extent tendering would incur liability under Section 16(b) of the Exchange Act.

    Pursuant to the Stockholder Agreement the Majority Stockholder committed to tender a total of 6,662,682 Shares, no later than the fifth business day following the commencement of the Offer, and to not withdraw any Shares tendered so long as the Offer remains outstanding.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

    Pursuant to a letter agreement (the "Engagement Letter") dated August 30, 2001, Vysis engaged Wachovia to act as its financial advisor for a period of 12 months in connection with Vysis' intent to consider any sale or similar transaction involving all or substantially all the assets or at least 80% of the outstanding stock of Vysis or any merger or consolidation involving Vysis (collectively, the "Transaction") and, if requested by Vysis, to render Vysis' Board an opinion with respect to the fairness, from a financial point of view, to Vysis stockholders other than BP of the consideration to be received in any such acquisition.

    Wachovia is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Board selected Wachovia because of its expertise, reputation and familiarity with Vysis. In the ordinary course of business Wachovia may actively trade the equity securities of the Company, as well as the securities of Abbott, for its own account and for the accounts of customers and accordingly, may at any time have a long or short position in such securities.

    Pursuant to the Engagement Letter, Vysis agreed to pay Wachovia a fee for its financial advisory services in an amount equal to (i) $100,000 payable upon the execution of the Engagement Letter, (b) $200,000 payable upon delivery to the Board of Directors of its fairness opinion (regardless of whether such opinion is or is not favorable) and (c) $1,200,000 payable upon the consummation of the Transaction set off by the amounts paid pursuant to (a) and (b) of this sentence. Vysis has also agreed upon request to reimburse Wachovia for reasonable expenses to the extent incurred in connection with the Transaction, including reasonable fees and expenses of Wachovia's counsel (not to exceed $50,000 without the Company's prior approval) upon request.

    In addition, Vysis has agreed to indemnify Wachovia against any and all losses, claims, damages or liabilities arising in any manner out of or in connection with the rendering of services under the Engagement Letter, except to the extent that such liabilities are found in a final court judgment to have resulted directly from Wachovia's gross negligence or willful misconduct. Vysis has also agreed to reimburse Wachovia for all reasonable expenses, including fees of legal counsel, incurred by Wachovia in investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuits, investigations, claims or other proceedings arising out of the transactions contemplated by the Engagement Letter.

    Except as described above, neither Vysis nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations with respect to the Offer or the Merger.

Item 6.  Interest in Securities of the Subject Company.

    Other than the Stockholder Agreement executed by the Majority Stockholder, no transactions in the Shares have been effected during the past 60 days by Vysis or, to the knowledge of Vysis, any executive officer, director, affiliate or subsidiary of Vysis. Under the Stockholder Agreement, the Majority Stockholder agreed to tender 6,662,682 Shares to the Purchaser in connection with the Offer.

Item 7.  Purposes of the Transaction and Plans or Proposals.

    Except as described in this Schedule 14D-9, Vysis is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of Vysis' securities by Vysis, any subsidiary of Vysis, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Vysis or any subsidiary of Vysis; (3) a purchase, sale or transfer of a material amount of assets of Vysis or any subsidiary of Vysis; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Vysis.

    Except as described in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph of this Item 7.

Item 8.  Additional Information.

    (a)  Purchaser's Designation of Persons to be Elected to the Board

    The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Abbott, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Vysis' stockholders and is incorporated herein by reference.

    (b)  Delaware General Corporation Law

    Vysis is incorporated under the laws of the State of Delaware.

    Short-form Merger.  Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Vysis' stockholders (a "Short-Form Merger"). However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by Vysis' stockholders will be required under the DGCL to effect the Merger. If all the conditions for the Offer are met, but

Purchaser receives less than 90% of the issued and outstanding Shares in the Offer, the Merger Agreement provides that Purchaser may extend the Offer for an additional period not to exceed an aggregate of twenty (20) Business Days for the purpose of trying to obtain 90% of the issued and outstanding Shares in the Offer, provided that Purchaser is required to immediately accept and promptly pay for all Shares tendered prior to the date of such an extension.

    Appraisal Rights.  Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of Shares who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under DGCL complies with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holders (the "Dissenting Shares"). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer.

    If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price for each Share in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivering to Vysis a written withdrawal of his demand for appraisal and acceptance of the Merger.

    Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

    APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

    STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

    Delaware Business Combination Statute.  Vysis is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such time. The Board has approved the Offer, the Merger and the transactions contemplated by the Stockholder Agreement. Accordingly, Section 203 is inapplicable to the Offer, the Merger and the transactions contemplated by the Stockholder Agreement.

    (c)  Antitrust

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the

"FTC"), certain acquisition transactions may not be consummated until notifications have been given and certain information has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of Shares in the Offer and the Merger. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Abbott expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on October 31, 2001, which would mean that the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time on November 15, 2001. Prior to such date, however, the FTC or the Antitrust Division may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Shares in the Offer and the Merger. At any time before or after the consummation of the acquisition, the FTC or the Antitrust Division could, notwithstanding termination of the waiting period, take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Abbot, Vysis or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

    Based upon an examination of publicly available information relating to the businesses in which Vysis is engaged, Vysis believes that the acquisition of Shares in the Offer and the Merger does not violate the applicable antitrust laws. Nevertheless, Vysis cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

    Abbott conducts operations in a number of foreign jurisdictions where regulatory filings or approvals may be required or desirable in connection with the Offer and the Merger. Abbott is currently in the process of analyzing whether filings or approvals are in fact required or desirable in certain of these jurisdictions and, where necessary, the parties intend to make such filings. Abbott has determined and it is a condition to the Offer that the pre-merger notification requirements of Germany shall have been terminated or shall have expired. The German Federal Cartel Office must notify the parties within one month of filing whether it will conduct further investigation or allow the transaction to proceed. If the Cartel Office determines that additional investigation is necessary, this process involves an additional four (4) month waiting period. It is possible that one or more of any such filings may not be made, or one or more of such approvals, which are not as a matter of law or practice required to be obtained prior to consummation of the Merger, may not be obtained prior to consummation of the Merger.

Item 9.  Exhibits.

Exhibit 99.(a)(1)(i)	Offer to Purchase dated October 31, 2001*+
Exhibit 99.(a)(1)(ii)	Letter of Transmittal*+
Exhibit 99.(a)(1)(iii)	Notice of Guaranteed Delivery*+
Exhibit 99.(a)(1)(iv)	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
Exhibit 99.(a)(1)(v)	Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
Exhibit 99.(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+
Exhibit 99.(a)(1)(vii)	Summary Advertisement, published October 31, 2001 as published in the Wall Street Journal*
Exhibit 99.(a)(1)(viii)	Press Release of Abbott dated October 31, 2001*
Exhibit 99.(a)(2)	Letter to Stockholders from John L. Bishop, President and Chief Executive Officer of the Company, dated October 31, 2001+
Exhibit 99.(a)(3)	None
Exhibit 99.(a)(4)	None
Exhibit 99.(a)(5)(i)	Opinion of Wachovia Securities to the Board of Directors of the Company, dated October 23, 2001 (incorporated by reference to Annex B attached to this Schedule 14D-9)+
Exhibit 99.(e)(1)	Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott Laboratories, Rainbow Acquisition Corp. and the Company*+
Exhibit 99.(e)(2)	Stockholder Agreement, dated as of October 24, 2001, by and among Abbott Laboratories, Rainbow Acquisition Corp., Amoco Technology Company and BP America Inc.*
Exhibit 99.(e)(3)	Confidentiality Agreement, dated April 17, 2001, as amended on August 21, 2001, between the Company and Abbott Laboratories*
Exhibit 99.(e)(4)	Form of Retention Agreement
Exhibit 99.(e)(5)	Severance Program adopted on August 17, 2001
Exhibit 99.(e)(6)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 hereunder (incorporated by reference to Annex A attached to this Schedule 14D-9)+
Exhibit 99.(g)	None

*
Incorporated by reference to Schedule TO filed by Rainbow Acquisition Corp. and Abbott Laboratories on October 31, 2001.

+
Included in copies mailed to the Company's stockholders.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vysis, Inc.
	By:	/s/ JOHN L. BISHOP John L. Bishop President and Chief Executive Officer
Dated: October 31, 2001

ANNEX A

    VYSIS, INC.
3100 WOODCREEK DRIVE
DOWNERS GROVE, ILLINOIS 60515-5400

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

    This Information Statement is being mailed on or about October 31, 2001, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Vysis, Inc. ("Vysis") with respect to the tender offer by Rainbow Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), to the holders of record of shares of common stock, par value $0.001 per share, of Vysis (the "Common Stock" or the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Abbott to a majority of the seats on the Board of Directors of Vysis (the "Board"). This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

    On October 24, 2001, Vysis, Abbott and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding Shares of the Company at a price per Share of $30.50, net to the seller in cash (the "Offer Price") upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated October 31, 2001, and in the related Letter of Transmittal (which, as amended or supplemented, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(i) and (a)(l)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Abbott with the Securities and Exchange Commission ("SEC") on October 31, 2001.

    The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law ("DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Abbott. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares of Common Stock owned by Abbott, Purchaser, the Company or any of their respective subsidiaries, and shares of Common Stock held by shareholders who have perfected their dissenters' rights of appraisal under Section 262 of the DGCL) will be converted into the right to receive the Offer Price paid pursuant to the Offer.

    The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached as Annex A, which was filed by the Company with the SEC on October 31, 2001 and which is being mailed to shareholders of the Company along with this Information Statement.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on Wednesday, October 31, 2001. The Offer is scheduled to expire at midnight, New York City time, on Thursday, November 29,

A–1

2001, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

    The information contained in this Information Statement (including information incorporated by reference) concerning Abbott, Purchaser and Abbott's designees has been furnished to Vysis by Abbott, and Vysis assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION CONCERNING VYSIS

    The authorized capital stock of Vysis consists of (a) 35,000,000 shares of Common Stock and (b) 10,000,000 shares of preferred stock, $0.001 par value per share. As of the close of business on October 24, 2001, there were 10,291,789 shares of Common Stock and no shares of Preferred Stock outstanding. Common Stock is Vysis' only class of voting stock. Each share of Common Stock entitles the record holder to one vote.

    Vysis Bylaws provide that the exact number of directors will be fixed from time to time by action of the stockholders or the Board. The number of directors currently is fixed at eleven. Each of Vysis' current directors will hold office until the annual meeting in 2002 or until their successors have been elected or until they resign. If any director resigns, dies or is otherwise unable to serve out his or her term, or the Board increases the number of directors, the Board may fill the vacancy until the next annual meeting of stockholders.

RIGHTS TO DESIGNATE DIRECTORS AND ABBOTT DESIGNEES

    The Merger Agreement provides that promptly upon the acceptance for payment of, and full payment for, the Shares to be purchased pursuant to the Offer, Abbott shall be entitled to designate such number of directors on the Board as will give Abbott representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Board (giving effect to the directors elected or designated by Abbott pursuant to this sentence), multiplied by (ii) the percentage that (A) the aggregate number of Shares owned by the Purchaser, Abbott and any of their affiliates bears to (B) the total number of Shares then outstanding. Upon Abbott's request, Vysis is required to take all actions necessary to cause the persons designated by Abbott to be directors of the Board to be so appointed or elected, including amending the Bylaws of Vysis if necessary so as to increase the size of the Board, or promptly secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Abbott's designees to be so elected or designated to the Board. At such time, Vysis shall, upon Abbott's request, also cause persons elected or designated by Abbott to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, and (ii) each board of directors (or similar body) of each subsidiary of Vysis.

    In the event that Abbott's designees are elected or designated to the Board, then, until the Effective Time, Vysis shall cause the Board to have at least three (3) directors who were directors as of October 24, 2001 and who are not employees of BP or any of BP's Affiliates (other than the Company) (the "Independent Directors"); provided, however, that if the number of Independent Directors shall be reduced below three (3) for any reason whatsoever, the remaining Independent Directors shall, to the fullest extent permitted by law, designate a person to fill such vacancy, and such person shall be deemed an Independent Director for purposes of the Merger Agreement. If no Independent Directors then remain, the other directors shall designate three persons who are not employees or Affiliates (other than the Company) of BP, or officers or Affiliates of Abbott or any of Abbott's Subsidiaries, and such persons shall be deemed Independent Directors for purposes of the Merger Agreement. Following the election or appointment of Abbott's designees and prior to the Effective Time, (i) any amendment, or waiver of any term or condition, of the Merger Agreement or the Vysis Charter or By-laws and

A–2

(ii) any termination of the Merger Agreement by Vysis, any extension by Vysis of the time for the performance of any of the obligations or others acts of Abbott or Purchaser or waiver or assertion of any of Vysis' rights under the Merger Agreement, and any other consent or action by the Board with respect the Merger Agreement that adversely affects the holders of Shares, will require the concurrence of a majority of both (A) the then directors of Vysis who were directors of Vysis on October 24, 2001 or their successors who were recommended to succeed by a majority of such directors, and (B) the then Independent Directors.

    Abbott has informed Vysis that it will choose its designees for directors of Vysis from the directors and executive officers of Purchaser and executive officers of Abbott listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of Vysis. The information with respect to such individuals in Schedule I is hereby incorporated by reference. Abbott has informed Vysis that each of the individuals listed in Schedule I of the Offer to Purchase has consented to act as a director of Vysis, if so designated.

    Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Purchaser, none of the executive officers and directors of Abbott or Purchaser (i) is currently a director of, or holds any position with, Vysis, or (ii) has a familial relationship with any directors or executive officers of Vysis. Vysis has been advised that, to the best knowledge of Abbott and Purchaser, except for 6,662,682 Shares which may be deemed to be beneficially owned by Abbott by virtue of the Stockholder Agreement among Abbott, Purchaser, the Majority Stockholder and BP, none of Abbott's or Purchaser's directors or executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of Vysis and none have been involved in any transactions with Vysis or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

    Abbott has informed Vysis that, to the best of its knowledge, none of the executive officers and directors of Abbott or Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    It is expected that Abbott's designees may assume office at any time following the purchase by Purchaser of the Shares pursuant to the Offer, which purchase cannot be earlier than November 29, 2001, and that, upon assuming office, Abbott's designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Abbott's designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of Vysis will resign.

A–3

INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below are the name, age and position of each director and executive officer of Vysis.

Name	Age	Position(s) with the Company
W. Murray Air	51	Director
John L. Bishop	56	President, Chief Executive Officer and Director
Thomas E. Dewey, Jr.	69	Director
Russel K. Enns	53	Vice President, Regulatory Affairs
Keith E. Holmberg	45	Director
Robert J. Koska	44	Vice President, Sales and Marketing
Richard A. Lerner	63	Director
Kenneth L. Melmon	67	Director
William E. Murray	48	Vice President, General Counsel and Secretary
Anthony J. Nocchiero	50	Director
Walter R. Quanstrom	58	Chairman of the Board of Directors
Mark A. Roberts	52	Director
Steven A. Seelig	53	Senior Vice President, Research and Development and Chief Medical Officer
John R. Sluis	56	Senior Vice President, Finance and Chief Financial Officer
Ian Springett	43	Director
Frank J. Sroka	52	Director
Paul J.J.G. Steuperaert	61	President, European Operations

Business Experience of Directors and Executive Officers

    W. Murray Air has been a Director since November 2000. Mr. Air is Vice President of Global Property Management and Services, BP p.l.c. (BP p.l.c. and its wholly-owned subsidiaries, including Amoco Corporation and Amoco Technology Company are collectively referred to herein as "BP"), and has worldwide responsibility for BP's real estate, travel and facilities management. Mr. Air served as Business Group Financial Manager for Amoco Corporation's foreign oil and gas production operations from 1994 to 1999 and was Vice President, Business Development and Finance, Amoco Technology Company, from 1990 to 1994.

    John L. Bishop has served as President and as a Director since November 1993 and became Chief Executive Officer in February 1996. Mr. Bishop is a Director of the American College of Medical Genetics Foundation, a charitable foundation of the American College of Medical Genetics, focused on funding educational activities related to medical genetic services. From 1991 until November 1993, Mr. Bishop was Chairman and Chief Executive Officer of MicroProbe Corporation, a manufacturer of DNA probe diagnostics and therapeutics and, from 1987 until 1991, of Source Scientific Systems, an original equipment manufacturer of automated diagnostic systems. From 1984 until 1986, Mr. Bishop was President and Chief Operating Officer of Gen-Probe, Inc., a developer and manufacturer of DNA probe diagnostics for infectious diseases. From 1968 until 1984, Mr. Bishop held various management positions with American Hospital Supply Company and its affiliates, including a three-year assignment in Japan as an Executive Vice President and Chief Executive Officer of International Reagents Corp., a joint venture between American Hospital Supply Company and Green Cross Corporation.

    Thomas E. Dewey, Jr., is and has been a Member and Partner of McFarland, Dewey & Co., LLC., New York, New York, an investment banking firm, since 1988. Mr. Dewey is and has been a Director of Northwest Natural Gas Company, a natural gas supplier, since 1986, and a Director of Genelabs Technologies, Inc., a discoverer and developer of pharmaceuticals based upon gene expression analysis, since 1989.

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    Russel K. Enns, Ph.D., has served as Vice President, Regulatory Affairs since he joined the Company in December 1995. Prior to joining the Company, Dr. Enns was Vice President of Technical Affairs of MicroProbe Corporation from February 1992 to November 1995. From August 1984 to February 1992, Dr. Enns held several positions with Gen-Probe, Inc., including Director of Product Development and Clinical Development and Director, Technical Affairs.

    Keith E. Holmberg is Business Unit Leader for Olefins and Polymers Business Development for North America and Asia, BP. Mr. Holmberg served from January 1999 to August 2000 as Business Unit Leader for Specialty Intermediates, BP, with global responsibility for specialty chemical businesses, and from April 1997 through December 1998 he was Vice President, Chemicals Development and Diversification, Amoco Corporation, with responsibility for acquisitions and divestitures, strategic planning and new business development for chemical operations. From July 1994 to April 1997 he was Group Manager of Business Analysis & Acquisitions. Mr. Holmberg earlier held managerial positions in Amoco Corporation's finance organization, oil exploration and production operations, and Asian joint venture development activities.

    Robert J. Koska was appointed Vice President, Sales and Marketing in January 2000. Mr. Koska was previously Director of Marketing since August 1998 and Marketing Manager since joining the Company in June 1996. Prior to joining the Company, Mr. Koska held a variety of marketing and sales management positions and was most recently Eastern Area Sales Manager for Difco Laboratories Inc., a microbiology and infectious disease diagnostic products manufacturer, from April 1989 to May 1996. From September 1983 to April 1989 Mr. Koska held sales positions at Genetic Systems Corporation, a supplier of diagnostic kits and instruments, and Ortho Diagnostic Systems, Inc., a supplier of diagnostic kits and instruments.

    Richard A. Lerner, M.D., has been a Director since February 2001. Dr. Lerner is the President of The Scripps Research Institute ("TSRI"), La Jolla, California, the United States' largest private, non-profit biomedical research organization and has held that position since 1986. Dr. Lerner previously held staff appointments at the Wistar Institute and at TSRI and served as the Chair of TSRI's Molecular Biology Department.

    Kenneth L. Melmon, M.D., has been a Director since September 1997. Dr. Melmon has been a Scientific Advisory Board member of the Company since August 1994. Since July 1994 he has been Associate Dean, Postgraduate Medical Education at Stanford University School of Medicine. Dr. Melmon was Associate Chairman, Department of Medicine at the Stanford University School of Medicine from July 1989 to July 1993 and was Chairman, Stanford University Hospital Technology Transfer Program from July 1988 to July 1993. He was Chairman, Department of Medicine at the Stanford University School of Medicine from 1978 to 1984 and has been Professor of Medicine and Molecular Pharmacology since 1978.

    William E. Murray, J.D., has served as Vice President, General Counsel and Secretary of the Company since March 1994 and Assistant Secretary of the Company from September 1992 to March 1994, while employed by BP. He became a full-time employee of the Company in January 1996. Mr. Murray served from 1983 through 1995 in BP's law department in both attorney and patent attorney positions.

    Anthony J. Nocchiero has been a Director since June 1999. Mr. Nocchiero is the Chief Financial Officer of the Chemicals Stream of BP and Vice President and Controller, North America of BP and has held such positions since December 31, 1998, the date of the merger between Amoco Corporation and the former British Petroleum Corporation. Prior to the merger, he had worked in various financial management positions for Amoco since 1975, most recently as Vice President and Controller.

    Walter R. Quanstrom, Ph.D., has been a Director since September 1997. Dr. Quanstrom has served as Chairman of the Board of Directors since October 1999 having previously served as

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Co-Chairman beginning January 1999. Dr. Quanstrom has been a Senior Vice President of Mostardi-Platt, an environmental consulting company, since May 1, 2000. Prior to his retirement from BP on April 1, 2000, Dr. Quanstrom was BP's Group Vice President, HSE, responsible for BP's medical department, product safety, toxicology, industrial hygiene, environmental conservation and safety since December 1998. Prior to that time he held a similar position with Amoco Corporation since 1987. Dr. Quanstrom also served as a director of BP Solarex, a subsidiary of BP formerly known as Amoco-Enron Solar, which is engaged in the manufacturing and sale of solar cells.

    Mark A. Roberts, M.D., Ph.D., is Corporate Medical Director, BP, and was appointed to that position in September 2000. Dr. Roberts was Associate Corporate Medical Director, BP, from December 1997 through August 2000. He served as the Chair of the Department of Preventive Medicine at the Medical College of Wisconsin from July 1990 until November 1997. Dr. Roberts is a Director on the Board of Directors of the American College of Occupational and Environmental Medicines.

    Steven A. Seelig, M.D., Ph.D., has served as Vice President, Research and Development and Chief Medical Officer since February 1996. He has held various research management positions with the Company and its predecessors since May 1989. Dr. Seelig was Associate Professor and Director of pediatric endocrinology and metabolism at the University of Minnesota from 1985 to 1989.

    John R. Sluis has served as Senior Vice President, Finance and Chief Financial Officer since June 2000. Prior to joining the company Mr. Sluis held a variety of management and financial positions with Sanofi Diagnostics Pasteur, a developer of medical diagnostic tests, from 1989 to 1999 including President of its North American operations from 1997 to 1999 and Director (Executive Vice President) of its holding company located in Paris, France from 1994-1997. Prior to his Sanofi experience Mr. Sluis was Chief Financial Officer of Gen-Probe from 1985 to 1989. Mr. Sluis began his career in healthcare with American Hospital Supply Company where he held a number of progressive positions in finance from 1974 to 1985.

    Ian Springett is Vice President Finance, Americas, BP and Vice President and Chief Financial Officer, BP Corporation, having held that position since October 2000. He is also a Director of the BP Foundation. From January 1998 through September 2000, Mr. Springett was the General Manager, Upstream Performance and Control, BP, London, England, and from January 1996 through December 1998, he was the Business Unit Leader, Greater Point McIntyre, Alaska. Mr. Springett is also a member and Fellow of the Institute of Chartered Accountants in England & Wales.

    Frank J. Sroka, J.D., has been a director since September 1993. Mr. Sroka was appointed Chief Patent Counsel, Americas, BP in 2000. He previously served as General Attorney for BP with responsibility for the legal matters of Amoco Technology Company and its subsidiaries since September 1993.

    Paul J. J. G. Steuperaert has served as President, European Operations since September 1, 1998. He served from 1988 until joining the Company as President of Pilling Weck Europe, the surgical products division of Teleflex, Inc., where he managed all operations in Europe, the Middle East and Africa.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    During 2000, the Board held 12 meetings. Each director attended 75% or more of the aggregate meetings of the Board and the committees on which such director served except Mr. Nocchiero was absent from four Board meetings and two committee meetings.

    The Vysis Board currently has two committees, the Audit Committee and the Compensation Committee. The Audit Committee is responsible for reviewing the Company's financial procedures and controls and for selecting and meeting with the independent auditors. In June 2000, the Board of

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Directors adopted a written charter for the Audit Committee. The charter specifies the scope of the Audit Committee's responsibilities and how it carries out those responsibilities. This Committee met four times during 2000. The Audit Committee currently consists of Messrs. Dewey (Chairman), Lerner, Melmon and Sroka.

    The Compensation Committee is responsible for determining salaries, bonuses and other forms of compensation for directors, officers and other employees of Vysis. The Compensation Committee was re-established in May 2001. During 2000, the Company did not have a Compensation Committee. Prior to 2000 the functions performed by the Company's Compensation Committee were assumed by the full Board of Directors. The Compensation Committee currently consists of Messrs. Quanstrom (Chairman), Lerner, Melmon and Dewey.

    The Company does not have a nominating committee.

OWNERSHIP OF SECURITIES

    The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of April 2, 2001 for (i) all persons who are beneficial owners of five percent or more of the Company's Common Stock, (ii) each director and director nominee, (iii) the Company's Chief Executive Officer and the other executive officers named in the Summary Compensation Table below (the "Named Executive Officers"), and (iv) all directors, director nominees and executive officers as a group. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the shares beneficially owned by them.

OWNERSHIP OF COMPANY STOCK

Name	Number of Shares Beneficially Owned (1)		Percent Owned
BP p.l.c	6,662,682	(2)	65.5%
200 East Randolph Drive
Chicago, Illinois 60601
John L. Bishop	222,387		2.1%
Alfred H. Ellsworth	55,941		*
Russel K. Enns	93,394		*
William E. Murray	59,468		*
Steven A. Seelig	120,694		1.2%
Paul J. J. G. Steuperaert	57,500		*
W. Murray Air	0		*
Thomas E. Dewey, Jr	5,000		*
Keith E. Holmberg	0		*
Richard A. Lerner	10,000		*
Kenneth L. Melmon	47,765		*
Anthony J. Nocchiero	0		*
Walter R. Quanstrom (3)	33,800		*
Mark A. Roberts	0		*
Ian Springett	0		*
Frank J. Sroka	0		*
Directors, Director Nominees and Executive Officers as a Group (17 persons)	770,249		7.1%

*
Less than 1 percent

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(1)
The share amounts include those shares as to which the following persons had a right to acquire beneficial ownership by exercising stock options as of April 2, 2001, or within 60 days after that date; Mr. Bishop, 219,387 shares; Mr. Ellsworth, 55,941 shares; Dr. Enns, 93,394 shares; Mr. Murray, 59,468 shares; Dr. Seelig, 120,694 shares; Mr. Steuperaert, 57,500 shares; Dr. Lerner, 10,000 shares; Dr. Melmon, 47,765 shares; Dr. Quanstrom, 15,000 shares; and all directors, director nominees and executive officers as a group, 743,449 shares.

(2)
All such shares of Common Stock are owned of record by Amoco Technology Company, an indirect wholly owned subsidiary of BP.

(3)
Includes 800 shares owned by Dr. Quanstrom's wife.

OWNERSHIP OF BP SHARES

    The following table sets forth as of March 22, 2001 the ownership of American depositary shares (each representing six ordinary shares) of BP by the Company's directors, the director nominees, the Named Executive Officers, and all directors, director nominees and executive officers of the Company as a group. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the shares beneficially owned by them. The directors, director nominees and executive officers of Vysis own in the aggregate less than one percent of the ordinary shares of BP.

Name	Number Shares Beneficially Owned (1)
John L. Bishop	144
Alfred H. Ellsworth	0
Russel K. Enns	0
William E. Murray	0
Steven A. Seelig	4,504
Paul J. J. G. Steuperaert	0
W. Murray Air	85,555
Thomas E. Dewey, Jr	0
Keith E. Holmberg	69,637
Richard A. Lerner	0
Kenneth L. Melmon	0
Anthony J. Nocchiero	94,794
Walter R. Quanstrom	166,017
Mark A. Roberts	12,086
Ian Springett (2)	4,797
Frank J. Sroka	101,652
Directors, Director Nominees and Executive
Officers as a Group (17 persons) (2)	539,186

(1)
The share amounts include those shares as to which the following persons had a right to acquire beneficial ownership by exercising stock options as of March 22, 2001, or within 60 days after that date; Mr. Air, 77,514 shares; Mr. Holmberg, 51,106 shares; Mr. Nocchiero, 87,848 shares; Dr. Quanstrom, 159,859 shares; Dr. Roberts, 11,681 shares; Mr. Springett, 1,600 shares; Mr. Sroka, 77,797; and all directors, director nominees and executive officers as a group, 467,405 shares.

(2)
Mr. Springett beneficially owns 19,904 ordinary shares of BP. For consistency of presentation, this amount has been converted in the table to an equivalent number of American depositary shares.

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SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Under the securities laws of the United States, the Company's directors, executive officers, and any persons holding more than ten percent of the Company's Common Stock are required to report initial ownership of the Company's Common Stock and any subsequent changes in ownership to the SEC. To Vysis' knowledge, based solely upon a review of the forms filed by such persons and furnished to the Company, and written representations of such persons, none of such persons failed to file a report on a timely basis during 2000.

DIRECTOR COMPENSATION

    Each director who is not an employee of the Company or any subsidiary or affiliate of the Company (an "Outside Director") receives a fee of $2,000 per month, and for attendance $2,000 per board meeting, $1,000 per committee meeting held in conjunction with a board meeting, $2,000 for each separate committee meeting, $750 for each teleconference meeting over one hour in length, and $400 for each teleconference meeting under one hour in length. Under the Company's 1999 Outside Directors Stock Option Plan, each Outside Director receives, upon election to the Board of Directors for his or her initial term, an option grant with respect to 10,000 shares of Common Stock and, as of the date of each regular annual meeting of the Company's stockholders, each person who is an Outside Director at the close of such meeting receives an option grant with respect to 5,000 shares of Common Stock. All options granted under the directors plan have an exercise price equal to the fair market value of the Common Stock on the date of grant and a maximum term of 10 years. None of the remaining directors receive any compensation for serving on the Board of Directors. Directors are also entitled to the protection of certain indemnification provisions in the Company Charter and By-laws.

EXECUTIVE COMPENSATION AND RELATED INFORMATION
SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table sets forth the compensation earned, by the Company's Chief Executive Officer, the four other highest-paid executive officers for the 2000 fiscal year and one individual who was no longer an executive officer as of the end of the fiscal year, for services rendered in all capacities to the Company and its subsidiaries for each of the last three fiscal years. The individuals included in the table are collectively referred to as the "Named Executive Officers."

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SUMMARY COMPENSATION TABLE

						Long Term Compensation Awards
		Annual Compensation
								All Other Compensation(1)
Name and Principal Position	Year	Salary		Bonus		Stock Options(#)
John L. Bishop President and Chief Executive Officer	2000 1999 1998	$262,500 250,000 250,385		$	— — 50,000	— — 320,000	(2)	$5,100 4,800 5,000
Steven A. Seelig Vice President Research & Development and Chief Medical Officer	2000 1999 1998	183,150 180,000 162,695			— 400 —	— — 200,000	(2)	— — —
Paul J.J.G. Steuperaert President, European Operations (joined Vysis in September 1998)	2000 1999 1998	169,046 194,622 70,918	(3) (3) (3)		— — —	— 50,000 100,000	(2)	— — —
Alfred H. Ellsworth(4) Vice President Finance	2000 1999 1998	167,062 159,408 136,038			60,000 — —	— 25,000 100,000	(2)	5,288 4,395 3,023
William E. Murray Vice President, General Counsel & Secretary	2000 1999 1998	153,000 135,942 114,923			— — —	5,000 50,000 40,000	(2)	4,569 3,947 3,060
Russel K. Enns Vice President, Regulatory Affairs	2000 1999 1998	150,320 144,000 147,600			— — —	— 10,000 200,000	(2)	4,466 4,320 2,215

(1)
Amounts represent the Company's 401(k) contributions made on behalf of each of the named individuals.

(2)
One-half of the total number of options granted during 1998 represent options granted in July 1998 and cancelled in October 1998 in connection with the grant of replacement options.

(3)
Amounts converted from French Francs using average of monthly exchange rates during year.

(4)
Mr. Ellsworth was no longer an executive officer effective as of June 12, 2000.

STOCK OPTIONS

    The following table summarizes options to purchase shares of Common Stock granted during the year ended December 31, 2000 to the Named Executive Officers. The amounts shown as potential realizable values on the options identified in the table are based on assumed annualized rates of appreciation in the price of the Common Stock of five percent and ten percent over the term of the options, as set forth in the rules of the SEC. Actual gains, if any, on stock option exercises depend on the future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.

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OPTION GRANTS IN LAST FISCAL YEAR

						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term
		Number of Securities Underlying Options Granted(1)	% of Total Options Granted To Employee In Fiscal Year
Name	Date of Grant			Exercise Price	Expiration Date
						5%	10%
William E. Murray	3/20/00	5,000	1.5%	$10.56	3/20/10	$33,206	84,150

(1)
The options in the foregoing table become exercisable for 25% of the shares on the one year anniversary of the date of grant and become exercisable for the remaining shares in equal monthly installments over the 36 months following such anniversary date.

    The following table below sets forth information with respect to the Named Executive Officers concerning their exercise of options during 2000 and the unexercised options held by them as of the end of 2000.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

			Number of Securities Underlying Unexercised Options At December 31, 2000		Value of Unexercised In-the-Money Options at December 31, 2000 (1)
	Number of Shares Acquired On Exercise
Name		Value Realized $
			Exercisable	Unexercisable	Exercisable	Unexercisable
John L. Bishop	—	—	131,387	160,000	$1,038,943	$454,000
Steven A. Seelig	—	—	65,694	100,000	$519,475	$283,750
Paul J. J. G. Steuperaert	—	—	—	100,000	—	$376,250
Alfred H. Ellsworth	—	—	11,878	78,122	$33,704	$288,171
William E. Murray	—	—	16,159	75,265	$117,918	$326,046
Russel K. Enns	—	—	31,253	111,594	$173,158	$341,255

(1)
Based on the closing price of the Common Stock on December 31, 2000 of  $8.4375 per share.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

    Vysis has entered into Retention Agreements with each of the Named Executive Officers (excluding Mr. Ellsworth). Under these agreements, each Named Executive Officer is entitled to receive a retention bonus equal to between six (6) and twelve (12) months of such Named Executive Officer's annual base salary (i.e., not including any bonus or incentive payments or other types of compensation) if they remain employed by Vysis for a period of at least ninety (90) days after a change in control. If any Named Executive Officer is terminated after a change in control for any reason other than for cause, such Named Executive Officer's retention bonus will become immediately due and payable. The maximum aggregate liability of the Company under the Retention Agreements for all Named Executive Officers is $1,039,154.

    Pursuant to Vysis' Severance Program, each of the Named Executive Officers (excluding Messrs. Ellsworth and Steuperaert) are entitled to receive severance payments in the event that their employment is actually or constructively terminated after a change in control and before August 17, 2002. Under the Severance Program, each Named Executive Officer is entitled to receive a salary continuation benefit ("Salary Continuation Benefit") to be paid in a lump sum equal to between seventy-eight and one hundred fifty-six weeks (the "Salary Continuation Period") of such Named Executive Officer's annual base salary (i.e., not including any bonus or incentive payments or other

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types of compensation). In addition, such Named Executive Officers will be eligible to continue to participate in the Company's group medical plan on the same terms and conditions as similarly situated active employees through the Salary Continuation Period applicable to such Named Executive Officer. The maximum aggregate liability of the Company under the Severance Program with respect to all Named Executive Officers for the Salary Continuation Benefit is $2,507,500.

    Under the Vysis 1996 Stock Incentive Plan, 1998 Long Term Incentive Plan and 2001 Long Term Incentive Plan (collectively, the "Plans"), if there is a change in control of Vysis, which would include the Offer and the Merger, all outstanding stock options will accelerate and become fully vested and exercisable. Notwithstanding the foregoing, the terms of specific option grant agreements made under the 2001 Long Term Incentive Plan to date provide that only twenty-five percent (25%) of the issued and outstanding options will accelerate and become fully vested and exercisable upon a change of control.

COMPENSATION COMMITTEE REPORT

    The compensation for the Company's executive officers was set by the Board of Directors in 2000. Prior to October 1999, this was done after consideration of the Compensation Committee's recommendations. Prior to October 1999, the Stock Option Subcommittee of the Compensation Committee had exclusive responsibility for the administration of the 1998 Long Term Incentive Plan under which awards may be made to executive officers. Beginning in October 1999, this responsibility was assumed by the full Board of Directors. The individuals whose names appear at the end of this report were the members of the Board of Directors during 2000 at the time of the deliberations regarding executive compensation.

EXECUTIVE COMPENSATION PROGRAMS

    The Company's executive compensation programs, which contain no special perquisites, consist of three principal elements: base salary, cash bonus, and stock options. The Company's objective is to emphasize incentive compensation in the form of stock option grants, rather than base salary or cash bonuses. The Board of Directors sets the annual base salary for executives. Prior to October 1999, the Board of Directors made its decisions after consideration of the recommendations of the Compensation Committee. Before making its recommendations, the Compensation Committee reviewed historical compensation levels of the executives, evaluated past performance, and assessed expected future contributions of the executives. The Board of Directors continues to take these factors into account. In making determinations regarding base salaries, the Company considers generally available information regarding salaries prevailing in the industry but does not tie salaries to any particular indices.

    The Company does not maintain any formal incentive bonus plan under which its executive officers are paid cash bonuses. The Board of Directors determines any cash bonus. Prior to October 1999, this determination was made in light of the Compensation Committee's recommendations. Before making its recommendations on any cash bonus, the Compensation Committee reviewed overall Company financial and operating performance, the performance of each executive officer and each executive officer's individual contributions. The Board of Directors continues to take these factors into account.

    The Company relies upon long-term incentives through stock option grants as an integral part of the Company's executive officer compensation program. The Company generally makes option grants to executive officers on the date of hire and periodically thereafter. Stock option grants are instrumental in promoting the alignment of long-term interests between the Company's executive officers and stockholders, because the executives realize gains only if the stock price increases over the fair market value at the date of grant and the executives exercise their options. As part of this program, the Company's stockholders approved in July 1998, the Company's 1998 Long Term Incentive Plan, which provides for option grants to executive officers and management. Option grants were approved in

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1998 by the Stock Option Subcommittee of the Compensation Committee under the 1998 Long Term Incentive Plan to each of the executive officers. In determining the amount of such grants, the Stock Option Subcommittee considered each executive officer's expected contributions to the future growth of the Company, the responsibilities of each executive officer, and grants to other executives in the industry holding comparable positions as well as the executive's position within the Company.

    Under the Company's 1996 Stock Incentive Plan, the predecessor to the 1998 Long Term Incentive Plan, all option grants to executive officers vest in monthly increments over a four year period. In contrast, all stock option grants made under the 1998 Long Term Incentive Plan during 1998, as well as all stock option grants made during 1999 to the Named Executive Officers, contained vesting provisions explicitly tied to the future financial and operating performance of the Company in order to provide close alignment between executive performance and stockholder benefit. In particular, these vesting provisions first conditioned the vesting of the option grants upon the Company achieving sustained profitability, defined as two consecutive quarters in which the Company's revenues exceeded expenses of the business. Second, as an additional condition, the vesting of the option grants awarded in 1998 was proportionally tied to the Company's commercial introduction of specified clinical products and major research products. These vesting provisions are intended to provide appropriate alignment between executive performance and stockholder value.

COMPENSATION DEDUCTIBILITY

    Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), imposes a limit on tax deductions for annual compensation in excess of one million dollars paid by a corporation to its chief executive officer and the other four most highly compensated executive officers of the corporation. This provision permits exclusions of certain forms of "performance based compensation" from the compensation taken into account for the purposes of that limit.

    In general, compensation attributable to stock options granted under the 1998 Long Term Incentive Plan would qualify as "performance based compensation" and therefore be excluded from this deduction limitation. However, one requirement that such option grants must meet to qualify is that they be awarded by a committee consisting solely of "outside directors" as defined by applicable U.S. Treasury regulations. Following the October 1999 resignation of two of the Company's outside directors, the full Board of Directors assumed the responsibilities of the Compensation Committee, including responsibility for awarding options under the 1998 Long Term Incentive Plan. During 2000 the Board of Directors awarded options to purchase an aggregate of 330,134 shares of Common Stock to 85 employees (only one of whom was an executive officer named in the foregoing compensation table). As a result, the compensation attributable to these option grants would not qualify as "performance based compensation" and would be included in determining whether compensation exceeded the one million dollar limit in the year the option is exercised, assuming that the option holder was one of the five most highly compensated executive officers of the Company at that time. The Board of Directors concluded that the incentive aspects of the grants to these employees outweighed the potential limit on the Company's deduction of compensation paid to them.

    The Board of Directors believes that, although it is desirable for executive compensation to be tax deductible for the Company, whenever in the Board's judgment tax deductibility would not be consistent with objectives for the particular compensation, the Company should compensate its executive officers fairly in accordance with the guidelines discussed in this report and not be unduly limited by the anticipated tax treatment. Accordingly, the total compensation paid to an executive officer in any year may exceed the amount that is deductible. The Board of Directors will continue to assess the impact of Section 162(m) of the Code on its compensation practices and determine what further action, if any, is appropriate.

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CHIEF EXECUTIVE OFFICER COMPENSATION

    Mr. Bishop's compensation was determined in accordance with the factors described above applicable to executive officers generally. For the fiscal year ended December 31, 2000, Mr. Bishop's base salary was increased ten percent from his salary for 1999 (effective July 1, 2000), and he did not receive a cash bonus or the grant of any stock option.

            THE BOARD OF DIRECTORS
            JOHN L. BISHOP
            KENNETH L. MELMON
            ANTHONY J. NOCCHIERO
            WALTER R. QUANSTROM
            FRANK J. SROKA

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the last completed fiscal year, no executive officer of the Company served as a director or member of the compensation committee (or other board committee performing an equivalent function) of any other entity, one of whose executive officers served as a director of the Company.

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PERFORMANCE GRAPH

    The following performance graph compares changes, for the periods indicated, in the Cumulative Total Return on an investment in Common Stock with (i) the Standard & Poor's 500 Stock Index (the "S&P 500") and (ii) the NASDAQ Biotechnology Index (the "Peer Group").

    The comparison reflects the investment of $100 on February 5, 1998, and the reinvestment of dividends, in each of Common Stock, the S&P 500 and the Peer Group. "Cumulative Total Return" on a share of Common Stock, the S&P 500 and the Peer Group is measured by dividing (a) the sum of (i) the cumulative amount of dividends for the period of February 5, 1998 through December 31, 2000 (assuming the reinvestment of dividends over such period), and (ii) the difference between the price of a share of Common Stock, the S&P 500 and the Peer Group, respectively, at February 5, 1998, and each fiscal year-end date through December 31, 2000 by (b) the price of a share of Common Stock, the S&P 500 and the Peer Group, respectively, at February 5, 1998.

	February 5, 1998	December 31, 1998	December 31, 1999	December 31, 2000
Vysis,Inc.	$100	$44.60	$30.21	$70.31
S&P 500	$100	$124.19	$146.41	$131.56
Nasdaq Biotechnology	$100	$141.78	$285.88	$315.61

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Reference is made to the Section entitled "Employment Contracts and Change in Control Arrangements," which is incorporated herein by reference in its entirety.

    Reference is also made to the discussion of the Stockholder Agreement in Item 3 of the Schedule 14D-9, which is incorporated herein by reference in its entirety.

    Under state tax laws in a number of states, including Illinois (the state in which much of the Company's business is taxed), the Company is required by law to be included in BP's unitary state tax returns as long as BP owns or controls 50 percent or more of the voting equity of the Company. Under a tax sharing agreement between the Company and BP, the Company pays BP, or BP pays the Company, as the case may be, an amount determined on the basis of a comparison between the actual

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combined tax liability of BP and the liability that would have arisen had the Company been excluded from BP's unitary returns. The Company received no state tax benefit payment from BP in 1999.

    Immediately prior to the completion of its initial public offering in 1998, Vysis entered into a registration rights agreement (the "Registration Agreement") with BP pursuant to which Vysis granted BP registration rights under the Securities Act of 1933 as amended (the "Securities Act") with respect to the shares of Common Stock owned by BP. Under the Registration Agreement, BP has the right to demand that the Company register its shares under the Securities Act. Under the Registration Agreement, BP may only sell securities under one effective demand registration per calendar year and the right may only be exercised with respect to specified minimum amounts of shares of Common Stock. The Company may postpone such a demand under certain circumstances. BP will have the right to include shares of Common Stock owned by it in any registration proposed by the Company under the Securities Act, subject to certain limitations.

    During 2000, the Company accrued $115,000 for consulting services that were paid by BP.

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ANNEX B

Fairness Opinion of Wachovia

October 23, 2001

Board of Directors
Vysis, Inc.
3100 Woodcreek Drive
Downers Grove, Illinois 60515-5400

Directors:

You have asked Wachovia Securities to advise you with respect to the fairness, from a financial point of view, to the stockholders of Vysis, Inc. (the "Company"), excluding BP p.l.c., BP America, Inc., Amoco Technology Company and their respective affiliates (collectively "BP"), of the consideration to be received pursuant to the Agreement and Plan of Merger, dated as of October 23, 2001 (the "Agreement"), among the Company, Abbott Laboratories ("Abbott"), and Rainbow Acquisition Corp., a wholly-owned subsidiary of Abbott ("Merger Sub"). Pursuant to the Agreement, Abbott will cause Merger Sub to initiate a tender offer to purchase all of the issued and outstanding shares of Vysis Common Stock for $30.50 per share net to the seller in cash. Following consummation of the tender offer, Merger Sub will merge with and into the Company, and as a result of the merger any remaining Vysis stockholders will receive the same price per share as those who tendered their shares in the tender offer. In a related Stockholder Agreement (as defined in the Agreement), BP has agreed to tender and sell all of its shares of Vysis Common Stock into the tender offer. For purposes of this opinion, the "Transaction" means the proposed acquisition of 100% of the outstanding shares of Vysis Common Stock by Abbott, the terms of which are more fully set forth in the Agreement.

  In arriving at our opinion, we have, among other things:

    Reviewed the Agreement, including the financial terms of the Transaction.

    Reviewed certain historical business, financial and other information regarding the Company that was publicly available or furnished to us by management of the Company.

    Reviewed certain business, financial and other information, including financial forecasts, regarding the Company and its prospects that was furnished to us by and that we have discussed with management of the Company.

    Reviewed the current and historical market prices of Vysis Common Stock.

    Considered the financial terms of certain other business combinations and transactions.

    Developed a discounted cash flow model.

    Analyzed the premiums paid for relevant healthcare business combinations and other transactions.

    Considered other information such as financial studies, analyses and investigations, as well as financial and economic and market criteria that we deemed relevant.

In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information, and we have not assumed any responsibility for any independent verification of such information. With respect to the Company's financial projections, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgements of management of the Company as to the expected future financial performance of the Company. We have discussed the Company's financial projections with management of the Company, but we assume no responsibility for and express no view as to the Company's financial projections or the assumptions upon which they are based. In arriving at our opinion, we have not incorporated any conclusions as a result of our limited physical inspection of the properties or facilities of the Company conducted during the Transaction process and have not made or been provided with any evaluations or appraisals of the assets or liabilities of the Company.

In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed that will have a material adverse effect on the Transaction. Our opinion is necessarily based on economic, market, financial, and other conditions and the information made available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction compared with the other business strategies considered by the Company's Board of Directors.

Wachovia Securities is a trade name of First Union Securities, Inc., an investment banking subsidiary and affiliate of Wachovia Corporation. We have been engaged to render financial advisory services to the Board of Directors of the Company in connection with the Transaction and will receive a fee for such services, which include the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company, BP or Abbott for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Wachovia Securities and its affiliates (including Wachovia Corporation and its affiliates) may maintain relationships with BP or Abbott.

It is understood that this letter is for the information and use of the Board of Directors of the Company in connection with the Transaction. The letter does not and shall not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote on the Transaction. This opinion may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent, except that this opinion may be reproduced in full in any proxy, information or solicitation/recommendation statement mailed or provided to the stockholders of the Company in connection with the Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deem relevant, we are of the opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company other than BP pursuant to the Agreement is fair, from a financial point of view.

Very truly yours,

/s/ WACHOVIA SECURITIES

Wachovia Securities

2

INDEX TO EXHIBITS

Exhibit 99.(a)(1)(i)	Offer to Purchase dated October 31, 2001*+
Exhibit 99.(a)(1)(ii)	Letter of Transmittal*+
Exhibit 99.(a)(1)(iii)	Notice of Guaranteed Delivery*+
Exhibit 99.(a)(1)(iv)	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
Exhibit 99.(a)(1)(v)	Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+
Exhibit 99.(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*+
Exhibit 99.(a)(1)(vii)	Summary Advertisement, published October 31, 2001 as published in the Wall Street Journal*
Exhibit 99.(a)(1)(viii)	Press Release of Abbott dated October 31, 2001*
Exhibit 99.(a)(2)	Letter to Stockholders from John L. Bishop, President and Chief Executive Officer of the Company, dated October 31, 2001+
Exhibit 99.(a)(3)	None
Exhibit 99.(a)(4)	None
Exhibit 99.(a)(5)(i)	Opinion of Wachovia Securities to the Board of Directors of the Company, dated October 23, 2001 (incorporated by reference to Annex B attached to this Schedule 14D-9)+
Exhibit 99.(e)(1)	Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott Laboratories, Rainbow Acquisition Corp. and the Company*+
Exhibit 99.(e)(2)	Stockholder Agreement, dated as of October 24, 2001, by and among Abbott Laboratories, Rainbow Acquisition Corp., Amoco Technology Company and BP America Inc.*
Exhibit 99.(e)(3)	Confidentiality Agreement, dated April 17, 2001, as amended on August 21, 2001, between the Company and Abbott Laboratories*
Exhibit 99.(e)(4)	Form of Retention Agreement
Exhibit 99.(e)(5)	Severance Program adopted on August 17, 2001
Exhibit 99.(e)(6)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 hereunder (incorporated by reference to Annex A attached to this Schedule 14D-9)+
Exhibit 99.(g)	None

*
Incorporated by reference to Schedule TO filed by Rainbow Acquisition Corp. and Abbott Laboratories on October 31, 2001.

+
Included in copies mailed to the Company's stockholders.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  ANNEX A
CERTAIN INFORMATION CONCERNING VYSIS
RIGHTS TO DESIGNATE DIRECTORS AND ABBOTT DESIGNEES
INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS
MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS
OWNERSHIP OF SECURITIES
OWNERSHIP OF COMPANY STOCK
OWNERSHIP OF BP SHARES
DIRECTOR COMPENSATION
SUMMARY COMPENSATION TABLE
STOCK OPTIONS
OPTION GRANTS IN LAST FISCAL YEAR
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES
EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS
COMPENSATION COMMITTEE REPORT
EXECUTIVE COMPENSATION PROGRAMS
COMPENSATION DEDUCTIBILITY
CHIEF EXECUTIVE OFFICER COMPENSATION
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
PERFORMANCE GRAPH
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
  ANNEX B
Fairness Opinion of Wachovia
INDEX TO EXHIBITS